Exhibit 12.1

MACK-CALI REALTY CORPORATION
 CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty Corporation's ratios of earnings to fixed charges for each of the five years ended December 31, 2011 were as follows:

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
EARNINGS:
ADD:
Income from continuing operations before
noncontrolling interest and equity in
earnings from unconsolidated joint ventures	$ 79,365	$ 56,474	$ 85,868	$ 105,142	$ 94,708
Fixed charges (see calculation below)	127,191	151,404	141,714	132,970	130,789
Amortization of capitalized interest	1,913	2,070	2,028	1,950	1,849
Distributed income of unconsolidated joint ventures	3,301	2,311	2,637	5,784	1,875
SUBTRACT:
Capitalized interest	(1,081)	(1,912)	(1,401)	(5,799)	(5,101)
TOTAL EARNINGS:	$ 210,689	$ 210,347	$ 230,846	$ 240,047	$ 224,120
FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$ 125,975	$ 149,329	$ 140,068	$ 126,937	$ 125,467
Capitalized interest	1,081	1,912	1,401	5,799	5,101
Interest portion (33 percent) of ground rents on land leases	135	163	245	234	221
TOTAL FIXED CHARGES:	$ 127,191	$ 151,404	$ 141,714	$ 132,970	$ 130,789
RATIO OF EARNINGS TO FIXED CHARGES:	1.7	1.4	1.6	1.8	1.7